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                                                               EXHIBIT 99(A)(16)


For immediate release                                              22 March 2001

Not for release, publication or distribution in or into Australia, Canada or Japan


                            Recommended Cash Offer

                                      by

                                Lehman Brothers

                                 on behalf of

                           Schlumberger Investments

               (a wholly-owned subsidiary of Schlumberger N.V.)

                                      for

                               Sema plc ("Sema")


OFFER EXTENDED UNTIL 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY TIME),
                                ON 6 APRIL 2001

Schlumberger Investments announces that the offer for the issued and to be issued ordinary share capital of Sema has been extended and will remain open for acceptance until 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 6 April 2001. The Initial Offer Period would otherwise have expired yesterday.

As at 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 21 March 2001 valid acceptances had been received in respect of a total of 355,001,906 Sema Shares, representing approximately 57.7 per cent. of the issued share capital of Sema. In addition, Schlumberger Investments has acquired 122,869,697 Sema Shares through market purchases, representing approximately 20.0 per cent. of the issued share capital of Sema. Accordingly, as at 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 21 March 2001 Schlumberger Investments owned or had received valid acceptances in respect of 477,871,603 Sema Shares representing 77.7 per cent. of the issued share capital of Sema.

Schlumberger Investments received undertakings to accept or procure the acceptance of the Offer from directors of Sema and certain other shareholders in respect of 135,245,830 Sema Shares, representing approximately 22.0 per cent. of the issued share capital of Sema. Valid acceptances, pursuant to the undertakings, have been received in respect of all the Sema Shares the subject of the undertakings outlined above, all of which are included above in the total of valid acceptances received as at 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 21 March 2001.

At the close of business on 12 February 2001, Schlumberger Investments and persons who are or may have been deemed to be acting in concert with Schlumberger Investments owned or controlled 1,106,037 Sema Shares in aggregate representing approximately 0.2 per cent. of the issued share capital of Sema. Save as set out above neither Schlumberger Investments nor any party who was or may have been deemed to be acting in concert with Schlumberger Investments owned any Sema Shares or rights over Sema Shares on 12 February 2001, nor have they acquired or agreed to acquire any Sema Shares or rights over Sema Shares since 12 February 2001. Valid acceptances have been received from persons who are or may be deemed to be acting in concert with Schlumberger Investments in respect of a total of 184,000 Sema Shares, all of which are included above in the total of valid acceptances received as at 3.00 p.m. (London time), 10.00 a.m. (New York City time), on 21 March 2001.

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Schlumberger Investments may declare the Offer unconditional in all respects at any time if all applicable conditions have been satisfied, fulfilled or, to the extent permitted, waived. In the event that the Offer becomes or is declared wholly unconditional, the Offer will be held open for acceptance (but not withdrawal) for not less than 14 calendar days from the date on which it is so declared. Schlumberger Investments also reserves the right to extend the Offer further beyond the 6 April 2001 closing date, but is not obliged to do so.


Enquiries

Lehman Brothers (Lead Financial Adviser and Broker to Schlumberger)
John McIntyre             Tel:  + 44 (0) 20 7601 0011
Henry Phillips
Peter Warne

Words defined in the Offer Document, dated 21 February 2001, have the same meaning in this announcement.

Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, each of which is regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments and no one else in connection with the Offer and will not be responsible to anyone other than Schlumberger, Schlumberger Industries S.A. and Schlumberger Investments for providing the protections afforded to customers of Lehman Brothers, Morgan Stanley Dean Witter and Schroder Salomon Smith Barney, respectively, nor for giving advice in relation to the Offer. Lehman Brothers, as dealer manager for the Offer, is making the Offer in the United States on behalf of Schlumberger Investments.

The availability of the Offer to Sema Securityholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Sema Securityholders who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and may not be accepted in or from Australia Canada or Japan. Accordingly, this announcement and copies of the Offer Document, the Acceptance Forms or any related documents are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send this announcement, the Offer Document, the Acceptance Forms or any related documents in or into Australia, Canada or Japan.

The directors of Schlumberger Investments listed in schedule IVA of the Offer Document accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information. This statement is included solely to comply with Rule 19.2 of the City Code and shall not be deemed to establish or expand liability under law, including under US federal securities laws or under the laws of any state of the US.

Schlumberger has filed a Tender Offer Statement and other related documentation and Sema has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission. Free copies of these documents will be available on the SEC's web site at www.sec.gov. The Tender Offer Statement may also be obtained
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at no charge from Schlumberger at 277 Park Avenue, New York, NY 10172-0266 and
the Solicitation/Recommendation Statement may be obtained at no charge from Sema at Six Concourse Parkway, Suite 2700, Atlanta, Georgia 30328. Shareholders

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are urged to read the Tender Offer Statement, the Solicitation/Recommendation
Statement and the related documentation as they contain important information.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Sema Securities. The Offer is being made solely by the Offer Document dated 21 February 2001 and the related Acceptance Forms.

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